

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

June 14, 2005

Mr. Robert A. McGuinness
Vice President – Finance & Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, Washington 99201

   Re: Gold Reserve Inc.
     Form 20-F, Filed April 1, 2005
     File No. 001-31819

Dear Mr. McGuinness:

  We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2004

Note 11. Differences Between Canadian and U.S. GAAP, page 57

1. We have reviewed your responses to prior comment 1. Based on the information provided in your response we are unable to agree with your conclusions. We note that:

  ▪ no amounts were expensed for exploration activities through the periods ended December 31, 2004;

  ▪ under your accounting policy for Canadian GAAP, as noted on page 49, "exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability";

- you do not identify any differences in your accounting for exploration costs between Canadian and US GAAP in your reconciliation footnote beginning on page 57; and,

- as of the year ended December 31, 2004 it is unclear that you had designated proven and probable reserves for US GAAP, as defined by the Commission's Industry Guide 7, which can be found on our website at: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Accordingly, it appears that you were in the exploration stage through the periods ended December 31, 2004 and all costs incurred related to acquired and potential properties represent exploration costs and under US GAAP, are expensed as incurred. Please revise your US GAAP reconciliation to account for exploration costs as an expense as incurred.

Engineering Comments

General

2. We note that in several locations in this document you disclose that reserves are calculated in accordance with N.I. 43-101. Please disclose your reserves according to Industry Guide 7. If you chose to disclose your reserves the meet the requirements of NI 43-101, please do so and reconcile the two estimates. Please remove any references to the SME standards.

3. Please revise your disclosure in your use of the term "development" to reflect the fact that under Industry Guide 7, the term "development" applies only after you have designated reserves based on bankable feasibility. Eliminate other uses of the term "development."

4. Please minimize duplication of disclosure throughout document.

Recent Developments, page 4

5. In your discussion of certain Venezuelan taxes and import duties, please expand your discussion as to why these taxes and duties are not included in your cost estimate. Wherever, this disclosure in made in the document, revise accordingly.

6. Please provide a risk factor that addresses the uncertainty of your obtaining financing for your project, particularly in light of political events in Venezuela.

Information on the Company, page 10

Properties, page 11

7.   Proven and probable reserves are disclosed in your documents. Please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7. Also please forward to us the basis for your estimates of resources.

This includes:

- Property and geologic maps,

- Description of your sampling and assaying procedures,

- Drill-hole maps showing drill intercepts,

- Representative geologic cross-sections and drill logs,

- Description and examples of your cut-off calculation procedures,

- Cutoffs used for each category of reserve and resource,

- Justifications for the drill hole spacings used at various classification levels,

- A detailed description of your procedures for estimating "reserves" and "resources,"

- All reserve and/or resource audit reports that were produced for your property in the last three years,

- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses) concerning your property that are needed to establish the existence of reserves as defined in Industry Guide 7.

- A detailed permitting and government approval schedule and explanation for the project, particularly identifying the primary construction approval(s) and your current location on that schedule.

Please provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone the Mining Engineer noted below. If possible, provide supplemental information in electronic form using .pdf files.

8.   Please disclose your reserves in a table, noting metallurgical recovery, metal prices and currency conversion factors in footnotes.

9.   You disclose that your reserve estimates are based on prices of $400 per ounce and $1.00 per pound, as well as $350 and 90 cents respectively. Please clarify this disclosure. Preferably remove the disclosure about the $400/$1 prices.

10.   The term "world class" is a subjective term. Please provide us with objective third party support for your statement or delete it.

11.   Please provide disclosure as to the after tax rate of return for the project, or provide a detailed assessment as to why you are not disclosing your rate of return and project net present value on an after-tax basis.

12.   Concerning your disclosure in your "Mineral Resource Estimate" section, your disclosure using non-Commission "resource" estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. Please always disclose your measured and indicated resources separately from your inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability and <u>risk</u> associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, please insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources**
>
> This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. **U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.**

Before the Inferred Resource table, please insert the following including the indenting and bolding:

> **Cautionary Note to U.S. Investors concerning estimates of Inferred Resources**
> This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.**

13.   Please remove the metric mineral resources table, and provide disclosure that the disclosed reserves are the part of the mineral resources that are designated as commercially viable. Note that the mineral resources estimate does not represent material that exists in addition to the reserve materials.

14.   Concerning your mineral reserve table, please disclose the metallurgical recoveries expected.

Directors, Senior Management and Employees, page 25

15.   Please disclose:

- Relevant professional training or technical credentials in the exploration, development and operations of metal mines of all officers and directors, and the names of companies they have worked for, as well as their positions at those companies.

- The approximate percent of their time that the officers worked on affairs of your company this last year.

- Other significant responsibilities that they currently have with other companies.

- If directors or management lack professional or technical credentials related to mineral exploration, mine development or mining, disclose this information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jill Davis, Branch Chief at (202) 551- 3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Roger Baer, Mining Engineer